FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

November, 2016

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(56) 22630 9000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNIFICANT EVENT

Enel Generación Chile S.A.

Securities Registration Record No. 0114

Santiago, 24 November, 2016

Ger. Gen. No.  167/2016

Mr. Carlos Pavez T.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Av. Libertador General Bernardo O’Higgins No. 1449

Santiago, Chile

            Re: Significant Event

Dear Sir:

In accordance with articles 9 and 10, paragraph 2, under Securities Market Law No. 18,045, and as established under General Norm No. 30 issued in 1989 by the Superintendence, duly authorized I hereby inform you of the following significant event that today the Board of Directors of Enel Generación Chile S.A. (the “Company”), has approved the Industrial Plan of the Company for the period of 2017-2019.

The macro elements included in the Industrial Plan for the three years period 2017-2018 have an estimated EBITDA of 3,095 MUSD (million dollars of the United States of America) and a CAPEX of 687 MUSD, focused mainly in the Current Assets of Generation and projects under construction.

Taking into consideration that the contents of the referred to Industrial Plan follows and are based on projections and hypotheses that might or might not come true in the future, its effects cannot be established at this date.

A copy of the aforementioned Industrial Plan can be obtained from the Company’s website at the following link www.endesa.cl.

Yours truly

Valter Moro

General Manager

Cc      National Economic Prosecutor’s Office

Central Bank of Chile

Santiago Stock Exchange

Chilean Electronic Stock Exchange

Valparaíso Stock Exchange

Central Securities Depositary

Risk Classification Committee

Enel Generación Chile – Teléfono (56-2) 26309000 – Casilla 1557 – Correo Central – Santiago de Chile

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
BY:	/S/ Valter Moro
Valter Moro Chief Executive Officer

Dated: November 25, 2016